Exhibit 8.1

Subsidiaries of International General Insurance Holdings Ltd.

Legal Name of Subsidiary	Jurisdiction of Organization
International General Insurance Holdings Ltd.	United Arab Emirates
IGI Underwriting Co. Ltd.	Jordan
North Star Underwriting Limited	United Kingdom
International General Insurance Co. Ltd.	Bermuda
International General Insurance Co. Ltd. - Labuan Branch	Malaysia
International General Insurance Company (UK) Ltd.	United Kingdom
International General Insurance Company (Dubai) Ltd.	United Arab Emirates
Specialty Malls Investment Co.	Jordan
IGI Services Limited	Cayman Islands
Tiberius Acquisition Corp.	Delaware, United States
International General Insurance Company (Europe) S.A.	Malta